[Goodwin Procter Logo]	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

                April 5, 2007

BY EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  BladeLogic, Inc.
  Registration Statement on Form S-1

Ladies and Gentlemen:

        Submitted herewith for filing on behalf of BladeLogic, Inc. (the "Company") is a Registration Statement on Form S-1 (the "Registration Statement") relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of shares of common stock of the Company.

        The filing is being effected by direct transmission to the Securities and Exchange Commission's EDGAR System. On April 4, 2007, in anticipation of this filing, the Company caused the filing fee of $2,302.50 to be wire transferred to the Securities and Exchange Commission's account at Mellon Bank in Pittsburgh.

        The Registration Statement relates to the Company's initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

        Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

        Please contact the undersigned at (617) 570-1163 or Michael J. Minahan at (617) 570-1021 with any questions or comments you may have regarding this filing.

Very Truly Yours,
/s/ Michael S. Turner
Michael S. Turner
cc:
John J. Gavin, Jr.
Michael J. Cayer
Jeffrey C. Hadden
Michael J. Minahan